

September 23, 2014

<u>Via U.S. Mail</u>
Malcolm W. Sherman
Chief Executive Officer
Delta International Oil & Gas Inc.
8655 East Via de Ventura, Suite F127
Scottsdale, AZ 85258

> **Re:** **Delta International Oil & Gas Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2013**
> **Filed April 15, 2014**
> **File No. 0-30563**

Dear Mr. Sherman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

Item 1. Business, page 1

1. Please file as exhibits to your filing all material contracts. Refer to Item 601(b)(10) of Regulation S-K. For example, please file your employment agreement with Mr. Sherman and the undertaking by Principle Petroleum Limited to provide funds in the aggregate amount of up to $10 million.

Exhibit 32.1

2.   We note that the certification filed as Exhibit 32.1 includes the conformed signature of Daniel R. Peralta, your former Chief Executive Officer. Please file a new certification that is signed by your current Chief Executive Officer.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Parhaum J. Hamidi, Staff Attorney, at (202) 551-3421 or, in his absence, Laura Nicholson, Staff Attorney, at (202) 551-3584 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director